Filed pursuant to Rule 433

June 8, 2020

Relating to

Preliminary Prospectus Supplement dated June 8, 2020

to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-05

Duke Energy Florida, LLC
First Mortgage Bonds,

$500,000,000 1.75% Series due 2030

Pricing Term Sheet

Issuer:	Duke Energy Florida, LLC

Trade Date:	June 8, 2020

Settlement Date:	June 11, 2020; T + 3

Ratings (Moody’s/S&P):*	A1/A (stable/stable)

Interest Payment Dates:	June 15 and December 15, beginning on December 15, 2020

Security Description:	First Mortgage Bonds, 1.75% Series due 2030 (the “Mortgage Bonds”)

Principal Amount:	$500,000,000

Maturity Date:	June 15, 2030

Price to Public:	99.863% per Mortgage Bond, plus accrued interest, if any, from June 11, 2020

Coupon:	1.75%

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Yield:	0.865%

Spread to Benchmark Treasury:	+ 90 bps

Yield to Maturity:	1.765%

Redemption Provisions/ Make-Whole Call:

At any time before March 15, 2030 (which is the date that is three months prior to the maturity date of the Mortgage Bonds (the “Par Call Date”)), redeemable at the Treasury Rate + 15 bps. At any time on or after the Par Call Date, redeemable at par.

CUSIP / ISIN:	26444HAJ0 / US26444HAJ05

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. MUFG Securities Americas Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Regions Securities LLC Santander Investment Securities Inc.

Junior Co-Managers:	C.L. King & Associates, Inc. Drexel Hamilton, LLC

* Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, BNP Paribas Securities Corp. toll free at 1-800-854-5674 or MUFG Securities Americas Inc. toll free at 1-877-649-6848.